Harbert Management Corporation

December 30, 2020

Harbert Discovery Fund Issues Letter to Mary Tagliaferri and Ian Walters, Current Directors of Enzo Biochem, Inc.

Birmingham, AL, December 30, 2020

Enzo Biochem, Inc.

Dr. Mary Tagliaferri, Director
Dr. Ian Walters, Director
60 Executive Boulevard
Farmingdale, NY 11735

Dr. Tagliaferri and Dr. Walters,

We hope you joined Enzo Biochem, Inc.'s ("ENZ", or the "Company") board of directors (the "Board") because you saw potential in the Company and have a desire to help ENZ create significant value for all stakeholders over the long-term. We invested in ENZ for similar reasons. As you know, as directors you have a duty to represent the interests of shareholders and all stakeholders. With that duty comes an absolute right to access Company information.

After significant diligence we saw in ENZ a company with tremendous potential, but a broken corporate governance structure. We have attempted to improve the governance structure, initially privately and collaboratively, as we have done at numerous other companies. Unfortunately, the collaborative approach proved unsuccessful. We suspect Elazar Rabbani ("Dr. Rabbani") and Barry Weiner ("Mr. Weiner") have characterized Harbert and the actions we have taken in an unfavorable light. We ask you to review the publicly-available evidence about Harbert, and the way we have interacted with other boards and management teams where Harbert Discovery Fund has invested. For example, look at Qumu Corporation (NASDAQ: QUMU) and Streamline Health (NASDAQ: STRM). Consider how long I and others we recommended to those companies have served on those boards, the changes we have implemented, and the trajectory those businesses are on today. Research Harbert Management Corporation. We were recently ranked one of the best places to work in money management.

https://www.harbert.net/hmc-hmc-ranked-5-on-pension-investments-list-of-best-places-to-work-in-money-management-for-2020/

The firm sponsors an employee managed charitable organization that gives back to our community. In response to the COVID-19 pandemic, employees personally donated $1 million to local businesses.

https://www.harbert.net/wp-content/uploads/2020/05/HERO-Small-Business-Relief-Fund-Press-Release-III-May-20-2020.pdf

We share this with you in the hopes that you will have an open mind to our perspectives on ENZ, its potential, and the obstacles to its success. We are convinced that Dr. Rabbani is the main obstacle to the Company's success. As you go through the process of familiarizing yourself with the details of Enzo's operations, we ask that in performing your own diligence on current management that you consider the following in relation to Dr. Rabbani's performance:

- Review the financial performance of the business under his oversight
- Speak with current and former employees

- Compare the disclosures to shareholders in ENZ's proxy statement to proxy statements issued by your own companies and others
  - For example, Nektar Therapeutics discloses specific metrics that must be achieved for performance compensation and that between 75% to 96% of total direct compensation to named executive officers was tied to Company and individual performance objectives or linked to the value of the stock price
- Compare the performance metrics by which your own and other high-performing companies evaluate and compensate their management teams
- Speak to the directors of your own and other well-governed companies and ask them how they evaluate management. Ask them how they hold management accountable for their performance or lack thereof
- Review the recommendations of Institutional Shareholder Services ("ISS") and Glass Lewis during the prior proxy campaign and this one. As you know, both ISS and Glass Lewis take pride in providing serious, independent, and unbiased assessments of company corporate governance

Based on ISS's recent recommendation to withhold votes for Dr. Rabbani at the upcoming annual meeting, we believe there is a high probability that Dr. Rabbani will have to tender his resignation to the Board. We believe you have a fiduciary responsibility to accept his resignation, and we strongly urge you to accept it.

Regardless of whether Dr. Rabbani is forced to resign, as you complete your own objective diligence on his performance as CEO, we believe you will feel compelled to demand his resignation.

We have previously stated that one course of action that we believe would create shareholder value is to pursue a sale of the Company. We believe the Company would be worth substantially more in a sale than where it is currently valued, and we are aware of multiple interested potential acquirers. With this backdrop, status quo is unacceptable.

While we likely would be willing to support a new, highly-qualified management team in a longer-term value creation plan, Dr. Rabbani and Mr. Weiner are not these leaders. They have a multi-decade track record that proves their inability to create value. It suspends disbelief to think anything will be different under their ongoing leadership. That is why shareholders voted overwhelmingly for change at last year's annual meeting. It is why the Company is facing another proxy campaign this year after refusing to make real change in the face of shareholders' demand for it. And it is why we believe Dr. Rabbani will receive an insufficient number of votes at this annual meeting, forcing him to tender his resignation.

We urge you to do your duty, represent shareholder interests, accept Dr. Rabbani's resignation from the Board, and demand his resignation as CEO.

We would welcome the opportunity to discuss these and other issues with you. We believe there is much that you can accomplish for Enzo, its shareholders, and its employees if you are willing to take the necessary actions. Please feel free to reach out to me directly so that we can discuss in more detail.

Sincerely,

Harbert Discovery Fund, LP
Harbert Discovery Co-Investment Fund I, LP



Kenan Lucas, Managing Director and Portfolio Manager of Harbert Discovery Fund GP, LLC and Harbert Discovery Co-Investment Fund I GP, LLC

Important Disclosure
THIS STATEMENT CONTAINS OUR CURRENT VIEWS ON THE VALUE OF SECURITIES OF ENZO BIOCHEM, INC. ("ENZO"). OUR VIEWS ARE BASED ON OUR ANALYSIS OF PUBLICLY AVAILABLE INFORMATION AND ASSUMPTIONS WE BELIEVE TO BE REASONABLE. THERE CAN BE NO ASSURANCE THAT THE INFORMATION WE CONSIDERED IS ACCURATE OR COMPLETE, NOR CAN THERE BE ANY ASSURANCE THAT OUR ASSUMPTIONS ARE CORRECT. WE DO NOT RECOMMEND OR ADVISE, NOR DO WE INTEND TO RECOMMEND OR ADVISE, ANY PERSON TO PURCHASE OR SELL SECURITIES AND NO ONE SHOULD RELY ON THIS STATEMENT OR ANY ASPECT OF THIS STATEMENT TO PURCHASE OR SELL SECURITIES OR CONSIDER PURCHASING OR SELLING SECURITIES. THIS STATEMENT DOES NOT PURPORT TO BE, NOR SHOULD IT BE READ, AS AN EXPRESSION OF ANY OPINION OR PREDICTION AS TO THE PRICE AT WHICH ENZO'S SECURITIES MAY TRADE AT ANY TIME. AS NOTED, THIS STATEMENT EXPRESSES OUR CURRENT VIEWS ON ENZO. OUR VIEWS AND OUR HOLDINGS COULD CHANGE AT ANY TIME WITHOUT NOTICE AND WE MAKE NO COMMITMENT TO UPDATE THIS STATEMENT IN THE EVENT OUR VIEWS OR HOLDINGS CHANGE. INVESTORS SHOULD MAKE THEIR OWN DECISIONS REGARDING ENZO AND ITS PROSPECTS WITHOUT RELYING ON, OR EVEN CONSIDERING, ANY OF THE INFORMATION CONTAINED IN THIS STATEMENT.

About Harbert Discovery Fund (HDF)
HDF invests in a concentrated portfolio of publicly traded small capitalization companies in the US and Canada. We perform significant due diligence on each portfolio company prior to investing. In addition to researching all publicly available information and meeting with management, our diligence includes substantial primary research with industry experts, consultants, bankers, customers and competitors. We often spend months or years researching ideas before making an investment decision and we only invest in companies that we believe are significantly undervalued, and where there is the potential for change to enhance or accelerate value creation. In an effort to unlock this potential value, we seek to work directly with the boards and management teams of our portfolio companies privately and collaboratively, engaging with them on a range of factors including governance, board composition, corporate strategy, capital allocation, strategic alternatives and operations. We have effected positive, fundamental changes at our current and past investments through this behind-the-scenes, constructive approach.

About Harbert Management Corporation (HMC)
HMC is an alternative asset management firm with approximately $7.5 billion in regulatory assets under management as of November 30, 2020. HMC currently sponsors eight distinct investment strategies with dedicated investment teams. Additional information about HMC can be found at www.harbert.net.

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